STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300	Alanna Horner, Legal Assistant
Kenneth M. Stoner, Esq.	Fax (405) 721-7310	Lea Bailey, Legal Assistant
Perry R. Tirrell, Esq.	eFax (915) 975-8003

June 8, 2007

Ms. Anne Nguyen Parker Branch Chief Mail Stop 7010 U.S. Securities and Exchange Commission 100 F. Street, NE Washington, DC 20549	Overnight Delivery

Re:	Magnum D’Or Resources, Inc.
Amendment No. 2 to Schedule 14C
Filed May 4, 2007
File No. 0-31849

Form 10-KSB for the fiscal year ended September 30, 2006
Filed December 28, 2006
File No. 0-31849

Form 10-QSB for the quarter ended December 31, 2006
Filed February 7, 2007
File No. 0-31849

Dear Ms. Parker:

The purpose of this letter is to respond to the comments of the U.S. Securities and Exchange Commission (the “Commission”) regarding the preliminary Schedule 14C (the “Filing”) of Magnum D’Or Resources, Inc. (the “Company”) made by letter dated May 16, 2007 to Mr. Chad Curtis.

Schedule 14C filed April 11, 2007

General

1.	The response letter dated May 4, 2007, to the previous comment letter has been previously filed on Edgar, in addition to this letter.

2.
A redlined preliminary copy of the Schedule 14C has been sent by overnight delivery with a copy of this letter. We apologize for missing the redline of the change noted in your comment #2 in the previous redlined copy.

3.
The Company has amended its Form 10-KSB for its fiscal year ended September 30, 2006, and its Form 10-QSB for its fiscal quarter ended December 31, 2006. A copy of the assignment of the mining properties of the Company to Sunrise Mining was filed as an exhibit to the amended Form 10-KSB.

4.	We have capitalized and separated the statement that Sunrise has been the sole business of the Company since October 25, 2005 on p.3 to highlight this disclosure.

5.	The Schedule 14C has been amended to provide the additional information relating to Item 14(b) of Schedule 14A.

Mongolia Mining Exploration, page 4

6.	We have amended the Schedule 14C regarding Mr. Oidov as the original license holder of the Shandi property, and his relationship to Ton Fei Tham & Associates.

Thank you for your assistance regarding this matter.

Very truly yours, STEPHEN A. ZRENDA, JR., P.C. /s/ Stephen A. Zrenda, Jr.
Stephen A. Zrenda, Jr.

cc: Carmen Moncada-Terry, Esq.